NEWS RELEASE

BPO PROPERTIES COMPLETES PREFERRED SHARE EXCHANGE

Not for distribution to U.S. newswire services nor for dissemination to the United States.

TORONTO, April 30, 2013 – BPO Properties Ltd. (“BPO Properties”) today announced that the exchange of its existing preferred shares for new class AAA preference shares of Brookfield Office Properties Inc. (“Brookfield Office Properties”) has been completed.

The class AAA preference shares, series V, W and Y of Brookfield Office Properties replaced the series G, J and M preferred shares of BPO Properties and will begin trading on the Toronto Stock Exchange under the stock symbols “BPO.PR.X”, “BPO.PR.W” and “BPO.PR.Y”, respectively, on or about Thursday, May 2, following the delisting of the series G, J and M preferred shares of BPO Properties from the TSX Venture Exchange.

As BPO Properties no longer has any outstanding public securities, it will apply to cease to be a reporting issuer under the securities laws of each province and territory of Canada in which it is currently a reporting issuer.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, the United Kingdom and Australia. Brookfield Office Properties’ portfolio is comprised of interests in 110 properties totaling 76 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making BPO the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. Brookfield Office Properties common shares trade on the NYSE and TSX under the symbol “BPO”. For more information, visit www.brookfieldofficeproperties.com.

About BPO Properties

BPO Properties owns, develops and manages premier commercial office properties in select cities in Canada. BPO Properties’ commercial property portfolio consists of interests in 28 properties totaling 20.7 million square feet, including 4.0 million square feet of parking. BPO Properties’ development portfolio comprises six development sites totaling 5.5 million square feet.

Media Contact: Melissa Coley, Vice President, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact: Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties and BPO Properties believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Office Properties or BPO Properties to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, Brookfield Office Properties and BPO Properties cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on Brookfield Office Properties’ or BPO Properties’ accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by Brookfield Office Properties and BPO Properties with the securities regulators in Canada and the United States, including in Brookfield Office Properties’ Renewal Annual Information Form under the heading “Business of Brookfield Office Properties – Company and Real Estate Industry Risks,” and in its most recent interim management’s discussion and analysis of financial results under the heading “Risks and Uncertainties”, and in BPO Properties’ Renewal Annual Information Form under the heading “Business of BPO Properties – Company and Real Estate Industry Risks” and in its most recent interim management’s discussion and analysis of financial results under the heading “Risks and Uncertainties”. Brookfield Office Properties and BPO Properties undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.